August 3, 2016

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:                    The Macerich Company

Form 10-K for the year ended December 31, 2015

Filed February 23, 2016

File No. 001-12504

Form 10-Q for the quarterly period ended March 31, 2016

Filed May 6, 2016

File No. 001-12504

Dear Mr. Telewicz:

We are writing in response to your letter dated July 20, 2016, setting forth the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) of The Macerich Company (the “Company”) and on the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”) of the Company. For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-Q for the quarterly period ended March 31, 2016

Note 4.  Investments in Unconsolidated Joint Ventures, page 11

1.            We have considered your response to our prior comment 1. We are unclear how your response addresses the revised consolidation guidance under ASU 2015-02. For example, we are unclear how your analysis of whether the referenced entities are variable interest entities conforms to the revised guidance for limited partnerships and similar entities under ASU 2015-02. Please provide us with an updated analysis for the referenced entities.

The Company evaluated its investments in the referenced entities to determine whether each investment should be consolidated. Based on the nature of the joint venture arrangements, none of the joint ventures qualified for any of the consolidation or variable interest entity (VIE) scope exceptions as defined in ASC 810-10-15-12 and 17. The Company then evaluated the referenced entities under the revised guidance for limited partnerships and similar entities under ASU 2015-02.  Accordingly, under ASC 810-10-15-14 (as amended by ASU 2015-02), to determine whether the entities are VIEs, the Company evaluated whether any of the following conditions exist:

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

August 3, 2016

a.             Are the equity investments at risk insufficient to finance the activities of the referenced entities?

The Company has identified the referenced entities’ US GAAP equity and determined that the interests should be considered at risk, based on the guidance of ASC 810-10-15-14 (a)(1)-(4).  The equity interest at risk for each of the entities greatly exceeds 10% of the entities’ total assets as discussed in ASC 810-10-25-45, and the assets owned by these entities have historically demonstrated that they can finance their activities without additional subordinated financial support.

b.            As a group, do the equity-at-risk investors lack any one of the following three characteristics:

1.            Do the equity-at-risk investors have the power, through voting rights or similar rights, to direct the activities of the legal entities that most significantly impact the entities’ economic performance?

For limited partnerships and similar entities, partners lack this power if a simple majority or lower threshold of limited partners with equity at risk lack both the ability to exercise substantive kick-out rights and substantive participating rights. The outside partners do not have substantive kick-out rights, but as detailed in our previous response letter dated June 10, 2016, they have substantive participating rights.

2.            Do the equity-at-risk investors have the obligation to absorb the expected losses of the referenced entities?

Yes – the equity-at-risk investors have the obligation to absorb expected losses of the referenced entities.  The investors are neither directly or indirectly protected from the referenced entities’ expected losses nor guaranteed a return by the referenced entities or by other parties involved with the referenced entities.

3.            Do the equity-at-risk investors have the right to receive the expected residual returns of the referenced entities?

Yes – the equity-at-risk investors have the right to receive the expected residual returns of the referenced entities.  The investors’ rights are not capped by the referenced entities’ governing documents or arrangements with other variable interest holders or the referenced entities.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

August 3, 2016

c.             The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.            Are decision making and/or voting rights of equity-at-risk investors not proportionate to their respective obligations to absorb the expected losses AND rights to receive expected residual returns of the referenced entities arising from all of their variable interests?

Yes – the Company and its outside partners absorb expected losses and receive residual returns equal to their proportionate interest in the referenced entities. PPR and Arrowhead Towne Center are owned 60% by the Company and 40% by the outside partner and MAC Heitman is owned 51% by the Company and 49% by the outside partner.  As all significant decisions require unanimous approval, the Company and its outside partners effectively have an equal 50/50 voting interest in all matters significant to the referenced entities.

2.            Are substantially all of the referenced entities’ activities conducted on behalf of an equity-at-risk investor (including its related parties and de facto agents) AND does that investor have disproportionately few decision making rights (excluding those of its related parties and de facto agents) in proportion to its variable interests?

No – the Company has disproportionately few decision making rights in proportion to its variable interest, but substantially all the referenced entities’ activities are not conducted on behalf of the Company.

Based on this analysis, it was determined that the referenced entities were not VIEs and the Company further evaluated whether it had a controlling financial interest in each entity based on the General Subsections guidance in ASC 810-10.  As noted in our previous response letter, dated June 10, 2016, the Company does not control the referenced entities due to substantive participation rights held by the outside partners and therefore it would not be appropriate to consolidate the referenced entities despite owning more than 50% of the interests in each of the referenced entities.

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President, Chief Financial
Officer and Treasurer

cc:                              David Roberts

Goodwin Procter LLP